United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale pays dividend to shareholders
Rio de Janeiro, October 14, 2011 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the second installment of the 2011 minimum dividend of US$2.0 billion (R$3,507,200,000.00), and an additional dividend of US$1.0 billion (R$1,753,600,000.00). Thus, the amount to be paid is US$3.0 billion (R$5,260,800,000.00), equivalent to US$0.583750002 (R$1.023664003) per outstanding common or preferred share.
The decision of our Board of Directors, in addition to other decisions taken so far implies a record dividend distribution in 2011, of US$9.0 billion. In addition to the record dividend distribution, there is a share buyback program of up to US$3.0 billion, expected to run until November 25, 2011. The return of cash to shareholders of up US$12.0 billion shows our commitment to optimize the capital allocation and maximize the shareholders return.
Form of payment
Payment of the additional dividend will be made as follows:
1.
Distribution of R$5,260,800,000.00 equivalent to R$1.023664003 per outstanding common or preferred share, in the form of dividend, based on the number of shares on October 13, 2011 (5,139,186,279), being R$3,259,936,860.93 in the form of interest on capital and R$2,000,863,139.07 in the form of dividends, equivalent to, per share, US$0.361729803 (R$0.634329383) as interest on capital and US$0.222020199 (R$0.389334620) as dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 13, 2011, of R$1.7536 per US dollar, as announced on January 31, 2011 and September 26, 2011.

2.
The payment will be made from October 31, 2011 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on November 7 and 8, 2011, respectively.

3.
All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is October 14, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 19, 2011 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 19, 2011.

4.	Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of October 17, 2011, and on HKEx as of October 18, 2011.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 14, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations